Exhibit 99.2

ALGONQUIN POWER & UTILITIES CORP.

STOCK OPTION PLAN
(Amended and Restated Effective February 28, 2019)

ARTICLE 1
 PURPOSE OF THE PLAN

1.1
The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.

ARTICLE 2
DEFINED TERMS AND RELATED PROVISIONS

2.1	Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Affiliate” means, in respect of the Corporation, any corporation that is an affiliate (as such term is defined in Section 2(2) of the Canada Business Corporations Act);

(b)
“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities and tax legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder.

(c)	“Blackout Expiry Term” has the meaning ascribed thereto in Section 5.10;

(d)
“Blackout Period” means a period of time during which an Optionee cannot trade in securities of the Corporation, including Shares, due to applicable policies of the Corporation in respect of insider trading;

(e)	“Board” means the board of directors of the Corporation;

(f)
“Cause” means “just cause” “or “cause” for termination of the employment of an Eligible Person with the Corporation or an Affiliate as determined under Applicable Law, or where “cause” or “ just cause” is defined under the Eligible Person’s employment agreement with the Corporation or an Affiliate, “cause” or “just cause” as so defined;

(g)	“Change in Control” shall be deemed to have occurred for purposes of this Plan if:

(i)
there is any change in the holding, directly or indirectly, of securities of the Corporation (or the participating Affiliate by which the applicable Optionee is employed) or of any voting rights attached to any securities of the Corporation (or the participating Affiliate by which the applicable Optionee is employed), as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation (or the participating Affiliate by which the applicable Optionee is employed) that may be cast to elect directors of the Corporation (or the participating Affiliate by which the applicable Optionee is employed), other than a transaction in which holders of the voting shares of the Corporation, or of an Affiliate, as applicable, prior to such transaction continue to control more than fifty percent (50%) of the Corporation’s or Affiliate’s voting power through a new ownership structure on completion of the transaction and provided that, for greater certainty, a Change in Control shall not include any transaction to which the parties consist only of the Corporation and its Affiliates;

(ii)
Incumbent Directors cease to constitute a majority of the Board of the Corporation (for the purposes of this paragraph, an “Incumbent Director” shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or

(iii)
the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change in Control of the Corporation (or the participating Affiliate by which the applicable Optionee is employed) has occurred, or that such a Change in Control is imminent, in which case, the date of the Change in Control shall be deemed to be the date specified in such resolution, provided that the Change in Control actually occurs.

(h)	“Committee” means the Compensation Committee of the Board, or such other the committee of the Board as is designated by the Board to administer the Plan from time to time;

(i)	“Corporation” means Algonquin Power & Utilities Corp. and includes any successor corporation thereof;

(j)
“Eligible Consulting Entity” means, (A) with respect to a Service Provider that is not an individual, an employee, executive officer, or director of the Service Provider, provided that the individual employee, executive officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate; and (B) with respect to a Service Provider who is an individual, a company of which the individual Service Provider is an employee or shareholder, and a partnership of which the individual Service Provider is an employee or partner;

(k)	“Eligible Person” means:

(i)	any director, officer or employee of the Corporation or any Affiliate (an “Eligible Individual”); or

(ii)	any Service Provider;

(l)
“In-the-Money Amount” means the excess, if any, of the Market Price of a Share at such time over the Option Price, in each case such In-the-Money Amount being payable by the Corporation in cash (or its equivalent) or Shares at the election of the Corporation in accordance with the provisions hereof;

(m)	“Insider” has the meaning ascribed to this term for the purposes of the TSX rules relating to Securities-Based Compensation Arrangements;

(n)
“Market Price” at any date in respect of the Shares means the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

(o)	“Option” means an option to purchase Shares granted to an Eligible Person under the Plan and “Option Agreement” means an agreement between the Corporation and an Optionee respecting such Option;

(p)	“Option Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

(q)	“Optioned Shares” means the Shares issuable pursuant to an exercise of Options;

(r)	“Optionee” means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

(s)
“Permitted Assign” means, with respect to an Optionee, (A) a trustee, custodian, or administrator acting on behalf of, or for the benefit of the Optionee; (B) a corporation controlled by the Optionee; or (C) a registered retirement savings plan, registered retirement income fund or tax-free savings account of the Optionee;

(t)	“Plan” means this Stock Option Plan, as the same may be amended, restated or varied from time to time;

(u)	“Policy” has the meaning ascribed thereto in Section 9.1;

(v)
“Securities-Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(w)	“Service Provider” means a person, including a company to the extent provided below, other than an Eligible Individual, that:

(i)	is engaged to provide services to the Corporation or an Affiliate, other than services provided in relation to a distribution (as defined in Section 1(5) of the Securities Act (Ontario));

(ii)	provides services under a written contract with the Corporation or an Affiliate;

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate, and

(iv)	includes an Eligible Consulting Entity.

(x)
“Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

(y)	“TSX” means the Toronto Stock Exchange.

ARTICLE 3
ADMINISTRATION OF THE PLAN

3.1	Unless otherwise determined by the Board, the Plan shall be administered by the Committee.

3.2	The Committee shall have the power, where consistent with the general purpose and intent of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)
to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares underlying each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option;

(g)	to determine vesting periods for the Options; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3
Any Option granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Committee.  Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 4
SHARES SUBJECT TO THE PLAN

4.1
Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan (subject to any adjustment of such number pursuant to the provisions of Article 8 hereof) together with the Shares issuable under grants under all other Securities-Based Compensation Arrangements,  shall not exceed 8% of the issued and outstanding Shares on the date such Option is granted.  If any Option is terminated, cancelled or has expired without being fully exercised, or is surrendered in exchange for the In-the-Money Amount, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan. In addition, if any Option  is exercised, an equivalent number of Shares may be reserved for issuance pursuant to the grant of additional Options in replacement for such exercised Options. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5
TERMS AND CONDITIONS OF OPTIONS

5.1	The Committee may grant Options to any Eligible Person as the Committee determines from time to time.

5.2
Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option (including upon a Change-in-Control) and other terms and conditions relating to each Option shall be determined by the Committee from time to time.

5.3
Subject to any prior approval, if required, by any stock exchange or other securities regulatory authority, the Committee may, in its sole discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Committee, provided that such periods of time shall not be less than the periods of time for the circumstances provided for in Article 6 (Termination of Options) hereof.

5.4
Notwithstanding Section 5.3, subject to the rules of any stock exchange upon which the Shares may be listed or other securities regulatory authority, the Committee may, by resolution, accelerate the date on which any unvested Option may be exercised or extend the expiration date of any Option, provided that the Committee shall not, in the event of any such acceleration or extension, be under any obligation to accelerate or extend the date on or by which any other Options may be exercised by any other Optionee(s), and provided further that the expiration date may not be extended beyond ten (10) years from the date of grant of the Option.

5.5
Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the Committee approves the grant of the Option.  If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

5.6
Subject to Section 5.10, and except to the extent required by the provisions set out in Sections 6.2 to 6.8, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

5.7
An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein.  Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, by notice in writing to the Optionee, cease and terminate and be of no further force or effect whatsoever.

5.8	No Options shall be granted to any Optionee if at the time of such grant such grant could result, at any time, in:

(a)
the number of Shares reserved for issuance to Insiders pursuant to Options granted under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares; or

(b)
the issuance to Insiders, within a one (1) year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares.

5.9
Participation in the Plan by non-employee directors shall be limited to the lesser of (i) a reserve of 1% of the outstanding Shares from time to time for non-employee directors as a group and (ii) an annual equity award value under the Plan of $100,000 per non-employee director.

5.10
Notwithstanding anything else contained herein, if the expiration date for an Option occurs during a Blackout Period applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period (the “Blackout Expiry Term”). This Section 5.10 applies to all Options outstanding under this Plan.  The Blackout Expiry Term for an Option may not be amended by the Committee without the approval of the holders of Shares in accordance with Section 10.1(a) of the Plan.

5.11
Unless otherwise determined by the Committee or otherwise provided in a written agreement between the Corporation and a Optionee, the occurrence of a Change in Control will not result in the vesting of Options that have not previously vested, provided that:

(a)	such Options that have not previously vested will continue to vest in accordance with the Plan and the Option Agreement; and

(b)
an entity that directly or indirectly acquires control of the Corporation (or the Affiliate that employs the Optionee, as applicable) or otherwise becomes a successor to Algonquin Power & Utilities Corp. (or the Affiliate that employs the Optionee, as applicable) (a “Successor Entity”) agrees to assume the obligations of the Corporation in respect of the Optionee’s unvested Options.

5.12
Subject to the provisions of Section 5.13 or as otherwise provided in the Option Agreement, in the event of a Change in Control, the Committee shall have the discretion to unilaterally determine, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall automatically terminate and cease to have further force or effect whatsoever.

5.13
Subject to Section 5.11, no cancellation, acceleration of vesting, lapsing of restrictions, issuance of Shares, cash settlement or other payment shall occur with respect to any Option if the Committee reasonably determines in good faith prior to the occurrence of a Change in Control that such Option shall be honored or assumed, or new rights substituted therefor (with such honored, assumed or substituted Option hereinafter referred to as an “Alternative Award”) by any Successor Entity; provided, however, that any such Alternative Award must:

(a)	be based on stock which is traded on the Toronto Stock Exchange and/or an established U.S. securities market;

(b)
provide such Optionee with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Option, including, but not limited to, identical or better vesting conditions (including vesting upon termination of employment) and identical or better timing and methods of payment;

(c)	recognize, for the purpose of vesting provisions, the time that the Option was held prior to the Change in Control; and

(d)	have substantially equivalent economic value to such Option (determined immediately prior to the time of the Change in Control).

ARTICLE 6
TERMINATION OF OPTIONS

6.1
Subject to Sections 6.2 to 6.7 hereof, any resolution passed at any time by the Committee and the terms of any Option Agreement or employment agreement with respect to any Option or any Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2
If an Optionee, other than a Service Provider, (i) voluntarily resigns from the Corporation or (ii) ceases to serve the Corporation or any Affiliate, as the case may be, as an employee, officer or director as a consequence of the termination of the employment of the Optionee by the Corporation for Cause, then in either case all unvested Options held by such Optionee on the date of resignation or termination are immediately forfeited. All vested Options held by such Optionee may be exercised within thirty (30) days after the date of resignation or termination. Any vested Options which have not been so exercised shall expire and terminate on the date which is thirty (30) days after the date of resignation or termination.

6.3
If an Optionee, other than a Service Provider, (i) shall retire, or terminate his employment or directorship with the consent of the Committee, in each case in accordance with the prevailing retirement plan or policy of the Corporation for its directors, officers and employees or (ii) ceases to serve the Corporation or any Affiliate as an employee, officer or director for any reason other than as a consequence of a termination of the Optionee’s employment for reasons described in Section 6.2 or Section 6.6 then in either case, all vested Options then held by the Optionee may be exercised within ninety (90) days after such retirement or termination. The Committee may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Committee’s discretion. Any Options which have not been exercised shall expire and terminate on the date which is ninety (90) days after the date of retirement or termination.

6.4
An Optionee shall have no right to any compensation or damages in consequence of the Optionee’s termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as any such right arises or may arise from the Optionee ceasing to have rights or be entitled to receive any Shares or cash payment in respect of Options under the Plan pursuant to this Article 6.

6.5
In the event that an Optionee, other than a Service Provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of this Plan, but no additional grants of Options may be made to the Optionee.

6.6
If an Optionee, other than a Service Provider, shall die, all unexercised Options held by such Optionee at the time of death shall immediately vest, and such Optionee’s personal representatives, heirs or legatees may, at any time within one (1) year after the date of such death exercise all such Options. Any Options which have not been exercised shall expire and terminate one (1) year after the date of such death.

6.7	For greater certainty:

(a)
if the Optionee is an Eligible Consulting Entity, the references to the Optionee in this Article 6 shall be deemed to refer to the individual associated with the Eligible Consulting Entity who actually provides services to the Corporation or an Affiliate in accordance with clauses (ii) and (iii) of Section 2.1(v);

(b)
Options shall not be affected by any change in the terms of employment of any Eligible Individual or by any Eligible Individual ceasing to be a director of the Corporation, provided that the related Optionee continues to be an Eligible Person; and

(c)
the Committee may, by resolution or under the terms of an Option Agreement or employment agreement, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee’s employment shall not apply to any Optionee for any reason acceptable to the Committee.

6.8
Notwithstanding any other provision herein, all Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated Option Agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of the original expiry date of the term of the Option or the day which is one (1) year following the date of termination of the engagement of the Service Provider.

ARTICLE 7
EXERCISE OF OPTION

7.1
Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation, with a copy to the Vice-Chair of the Corporation (or such other senior officer of the Corporation as may be specified to the Optionee from time to time) specifying (i) the number of Shares with respect to which the Option is being exercised; (ii) the number of Shares, if any, with respect to which the Optionee is surrendering such Option and electing to receive the In-the-Money Amount; and (iii) otherwise in accordance with the exercise procedures respecting Options determined by the Committee from time to time accompanied by payment in full of the Option Price of the Shares to be purchased, if any, on the exercise of the Option as specified in Section 7.1(i) above.  Subject to any provisions of the Plan to the contrary, such Shares shall be issued to the Optionee within a reasonable time following the receipt of such notice and compliance with such procedures.

7.2
If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Shares representing the equivalent of the In-the-Money Amount (less any applicable withholding of taxes) based on the Market Price of the Shares at the date of exercise, and:

(a)
if the Corporation elects to pay the In-the-Money Amount in cash, the Corporation shall deliver a cheque or similar means of payment for the In-the-Money Amount (subject to applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(i); or

(b)
if the Corporation elects to pay the In-the-Money Amount in Shares, subject to Section 7.3, the Corporation shall issue the number of Shares with a value equivalent to the In-the-Money Amount (less any applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(ii).

7.3	For greater clarity, the number of Shares issued in respect of payment of the In-the-Money Amount in accordance with Section 7.2(b) hereof shall be rounded down to the next whole Share.

7.4
Notwithstanding any of the provisions contained in the Plan or in any Option Agreement, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)
completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on any stock exchange on which the Shares may then be listed; and

(c)	the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.5	Options shall be evidenced by an agreement in such form not inconsistent with this Plan as the Committee may from time to time determine.

7.6
Notwithstanding any of the provisions contained in the Plan, in any Option Agreement or otherwise, the Corporation may withhold from any amount payable, either under the Plan, any Option Agreement or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to the Options, any Shares issuable upon the exercise thereof or any In-the-Money Amount payable in connection therewith.  The Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) selling on behalf of any Optionee, or causing any Optionee to sell, any Shares issued hereunder, or retaining any amount payable, including any In-the-Money Amount, which would otherwise be provided or paid to the Optionee hereunder or (b) requiring an Optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations, including, without limitation, requiring the Optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations.

ARTICLE 8
CERTAIN ADJUSTMENTS

8.1
In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Committee to such extent as they deem proper in their discretion.  In such event, the number of, and the price payable for, such Shares shall be adjusted as determined by the Committee as it deems proper in its discretion.

8.2
If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the “Successor Corporation”), subject to Section 5.12 and Section 5.13, the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

ARTICLE 9
RESTATEMENT OF FINANCIAL RESULTS

9.1
In the event of the restatement by the Corporation of its financial results, any unpaid or unexercised Options held by an Optionee may be cancelled immediately, at the discretion of the Committee in accordance with the terms of the Corporation’s clawback policy (the “Policy”). Further, in such circumstances, the Corporation may set-off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or an Affiliate to the Optionee, whether as salary, annual incentive, long-term incentive, severance or any other payment or benefit.  This Section 9.1 shall apply notwithstanding any provision to the contrary in the Plan or any Option Agreement and is meant to provide the Corporation with rights in addition to any other remedy which may exist in law or in equity.  By participating in the Plan, the Optionee acknowledges and agrees that any Options granted pursuant to the Plan remain subject to application, implementation and enforcement of the Policy as it may be amended from time to time, including via the issuance of any guidelines in respect of the implementation of the Policy.

ARTICLE 10
AMENDMENT OR DISCONTINUANCE OF THE PLAN

10.1	The Committee may amend, suspend or discontinue the Plan or amend Options granted under the Plan at any time without shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

(i)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

(ii)	increase to the maximum number or percentage of securities issuable under the Plan;

(iii)	reduction of the Option Price, or cancellation and reissuance of Options or other entitlements, of Options granted under the Plan;

(iv)	extension of the term of Options beyond the original expiry date;

(v)	change in Eligible Persons that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

(vi)	increase to the limit imposed on non-employee director participation set out in Section 5.9 or;

(vii)	allowance of Options granted under the Plan to be transferable or assignable other than for estate settlement purposes; or

(viii)	amendment to the Plan’s amendment provisions; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Plan.

10.2
No amendment, suspension or discontinuance of the Plan may contravene the requirements of the TSX or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

10.3
Notwithstanding the provisions of this Article 10, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Committee, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Committee.

10.4
Notwithstanding any other provision of this Plan, the Committee may at any time by resolution terminate this Plan.  In such event, all Options then outstanding and granted to an Optionee, whether or not vested, may be exercised by such Optionee for a period of thirty (30) days after the date on which the Corporation shall have notified all Optionees of the termination of this Plan.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1
An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares underlying any Option until the date of issuance of  such Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares so issued.  Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights in respect of a Share for which the record date is prior to the date such Share is issued.

11.2
Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.  For greater certainty, except as expressly required by applicable employment standards legislation, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan.

11.3
Notwithstanding Section 5.7 hereof and subject to Section 11.4 hereof, any vested Options may be transferred or assigned between an individual who is a Service Provider and his or her related Eligible Consulting Entity, or between an Optionee and a Permitted Assign of such Optionee, provided the assignor delivers notice in writing of the same to the Corporation prior to the assignment and the Committee, in its sole and absolute discretion, approves such assignment.

11.4
In the event an Eligible Consulting Entity shall cease at any time to be an Eligible Consulting Entity (as defined in Section 2.1(j) hereof), then it shall immediately by notice in writing to the Corporation retransfer or reassign all of the Options held by it to the related individual Service Provider.

11.5
In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require. If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.  A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

11.6
The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 12
DATE OF PLAN

12.1
This Plan originally dated and effective the 23rd day of June, 2010, as amended and restated the 21st of June 2011, and as further amended and restated the 9th of June, 2016 and the 28th of February, 2019, shall be dated and effective the 28th day of February, 2019.